Filed pursuant to Rule 433
Registration No. 333-156182
January 12, 2009

PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Designation:	Senior Notes, Series I, due 2019
Principal Amount:	$475,000,000
Maturity:	March 15, 2019
Coupon:	7.00%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	March 15, 2009
Treasury Benchmark:	3.75% due November 15, 2018
Treasury Price:	112-08+
Treasury Yield:	2.346%
Reoffer Spread:	+475 basis points
Yield to Maturity:	7.096%
Price to Public:	99.326% of the principal amount thereof
Transaction Date:	January 12, 2009
Settlement Date:	January 15, 2009 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 50 basis points
Minimum Denomination:	$1,000
CUSIP:	454889 AN6
Joint Book-Running Managers: Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Greenwich Capital Markets, Inc. KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities International plc
Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663, BNP Paribas Securities Corp. toll free at 1-800-854-5674 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.